SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )

                              VICINITY CORPORATION.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   925653 10 7
  ----------------------------------------------------------------------------
                                 (CUSIP Number)
                                   Moloco, LLC
                           Attention: Timothy P. Bacci
                        2033 North Main Street, Suite 440
                         Walnut Creek, California 94596
                                 (925) 287-0617

                                                            with a copy to:

                                  Rod J. Howard
                         Brobeck, Phleger & Harrison LLP
                             2000 University Avenue
                        East Palo Alto, California 94303
                                 (650) 331-4000
  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 2002
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

================================================================================
     1      NAME OF REPORTING PERSONS

              Moloco, LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              03-046-5031
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) |_|
         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         PLACE OF ORGANIZATION: California

--------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7      SOLE VOTING POWER

                  1,660,200*


8      SHARED VOTING POWER

                  0

9      SOLE DISPOSITIVE POWER

                  1,660,200*


10      SHARED DISPOSITIVE POWER

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,660,200*

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                        |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.19%

14        TYPE OF REPORTING PERSON
                  OO

* Includes contributed shares previously held individually by other persons listed in Item 2(a) herein.
================================================================================

            The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.          Security and Issuer.

     (a) This statement relates to Shares ("Shares") of the common stock, $0.001
par  value  ("Common   Stock"),   of  Vicinity   Corporation  (the  "Issuer"  or
"Vicinity").

     (b) The principal executive offices of the Issuer are located at 370 San Aleso Avenue, Sunnyvale, California 94085.

Item 2.          Identity and Background.

     (a) This statement is filed by Moloco, LLC, a California limited liability company ("Moloco"). The managing members of Moloco are Timothy P. Bacci, Dr. Eric A. Brewer and Darryl B. Chan. The officers of Moloco are C. Vincent Vannelli, Scott A. Shuda and Kevin Lyons.

     (b) The principal business address of Moloco and each of the individuals listed in Item 2(a) above is 2033 North Main Street, Suite 440, Walnut Creek, California 94596.

     (c) The principal business of Moloco is to hold and acquire securities and to engage in any lawful activity for which a limited liability company may be organized under the Limited Liability Company Act of the State of California. Moloco was formed with the expectation that its activities would potentially include acquiring, holding and disposing of shares of the Issuer, and other purposes described herein.

     Timothy P. Bacci was one of four founders of Vicinity. Between 1995 and 2001, Mr. Bacci served in a variety of capacities for the Issuer including Vice President of Operations and Vice President of Business Development. Mr. Bacci currently serves as a Manager of Moloco and the Managing Director of BlueLine Partners, LLC, a consulting firm specializing in accelerating the growth of technology companies. From October 2001 to June 2002, Mr. Bacci served as President and Chief Executive Officer of siteROCK Corporation, a managed service provider specializing in remote monitoring and diagnostics of critical information technology infrastructures, that was acquired by Avasta, Inc. in July 2002. Mr. Bacci currently serves on the board of directors of Avasta, Inc. and Syntrio, Inc., each a privately-held company. Mr. Bacci is a graduate of the United States Naval Academy and a former naval aviator.

     Dr. Eric A. Brewer currently serves as a Manager of Moloco. Dr. Brewer is a founder and the Chief Scientist of Inktomi Corporation and he has served as a member of the board of directors of Inktomi since its inception in February 1996. Dr. Brewer has also held other positions at Inktomi including Chief Technology Officer and interim Chief Executive Officer. Dr. Brewer has been a professor of Computer Science at the University of California, Berkeley since July 1994. He was a research assistant at the Massachusetts Institute of Technology from September 1989 to August 1994. Dr. Brewer holds a B.S. in Computer Science from the University of California, Berkeley and an M.S. and a Ph.D in Computer Science from the Massachusetts Institute of Technology.

     C. Vincent Vannelli currently serves as a Vice President of Moloco and as a Partner of BlueLine Partners. From February 2000 to February 2001, Mr. Vannelli served as General Manager of the Network Products Division of Inktomi Corporation. Prior to that position, he was responsible for all Inktomi sales as Vice President of Worldwide Field Operations. Prior to his work with Inktomi, Mr. Vannelli spent ten years at Hitachi Data Systems ("Hitachi") where he held multiple positions, including Vice President and General Manager, United States. In that position, Mr. Vannelli directed Hitachi's sales channels, service, marketing and finance departments and was responsible for a $1.2 billion revenue base. Prior to joining Hitachi, Mr. Vannelli worked for IBM Corporation where he spent ten years in various sales and marketing leadership roles throughout the San Francisco Bay Area. Mr. Vannelli serves on the board of directors of Omniva Policy Systems, Bang Networks, Inc. and Trevalon, Inc., each a privately-held company. Mr. Vannelli holds a B.S. and an M.S. in Industrial Engineering, both from Stanford University.

     Scott A. Shuda served as General Counsel and Secretary of the Issuer from May 1999 to January 2001. Mr. Shuda currently serves as a Vice President of
Moloco and is a Principal of BlueLine Partners. Since May 2002, Mr. Shuda has served as the Chief Financial Officer of Corporate Smarts, Inc., a corporate knowledge management software company. From January 2001 to June 2002, Mr. Shuda worked as a consultant providing management and transaction-related services to a number of companies including BlueLine Partners, siteROCK Corporation, Syntrio, Inc. and Mercanti Systems, Inc. Prior to May 1999, Mr. Shuda worked as an attorney for Latham & Watkins in California and Rogers & Wells (now Clifford Chance Rogers & Wells) and O'Sullivan LLC in New York City. Mr. Shuda holds a B.A., an MBA, and a J.D., each from Georgetown University.

     Darryl B. Chan currently serves as a Manager of Moloco and has worked as a private financial advisor since 1996. From March 1993 to November 1995, Mr. Chan was an associate with Oppenheimer & Co. and from August 1991 to February 1993, Mr. Chan was employed by Donaldson, Lufkin & Jenrette. During Mr. Chan's experience as an investment banker, he was involved with transactions aggregating over $2.5 billion in sectors including technology, health care and cable television. Mr. Chan has experience with a variety of financial transactions including leveraged acquisitions, recapitalizations, divestitures, equity offerings and high yield debt financings involving both public and private companies. Mr. Chan holds a B.A. in Social Science from the University of California, Berkeley.

     Kevin Lyons currently serves as a Vice President of Moloco and has served as Chief Executive Officer of Mercanti Systems, Inc. since November 1999. Mr. Lyons co-founded Mercanti Systems in 1999 as a result of Ph.D research he was undertaking in the business school at the University of California, Berkeley on the economics of Internet-facilitated transactions. From October 1996 to October 1999, Mr. Lyons was Business Development Manager at Symyx Technologies, where he reported to the President. As one of the early employees at Symyx, Mr. Lyons performed a variety of business, financial and technical responsibilities that successfully shaped Symyx's business from startup to IPO. Mr. Lyons holds a B.S. in Chemical Engineering from Cornell University, an M.S. in Chemical Engineering from the University of California, Santa Barbara and an M.S. in Business Administration from the University of California, Berkeley.

     (d) None of the persons listed in Item 2(a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons listed in Item 2(a) above has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Moloco is a limited liability company organized under the laws of the State of California. Each of the individuals listed in Item 2(a) above is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

Moloco LLC has acquired, and may in the future acquire additional Shares through a combination of in-kind contributions of Shares from certain members of Moloco, and open market purchases made with working capital and borrowed funds under a letter of credit issued to Moloco by Mr. Brewer (the "Letter of Credit"). The Letter of Credit provides Moloco with the ability to borrow up to $2,000,000 and bears interest at the rate of 7% per annum.

Item 4.          Purpose of Transaction.

Moloco acquired the Shares as part of its efforts to promote a recapitalization, restructuring and change in control of the Issuer on terms that would return significant value to the Issuer's stockholders in the near term. In addition, Moloco believes that a number of factors make the Shares an attractive investment opportunity at recent market price levels, including the Issuer's significant excess cash (which Moloco believes exceeds the Issuer's needs) and the value that Moloco believes may result from a recapitalization, restructuring and/or change in control of the Issuer.

Moloco has held preliminary discussions with certain members of the Issuer's management and board of directors to present Moloco's interest in a recapitalization, restructuring and change in control of the Issuer, and may hold additional discussions. Depending on the Issuer's interest in pursuing a recapitalization, restructuring and change in control and the outcome of discussions with the Issuer's current board and management, Moloco may seek to change the composition of the Issuer's board of directors and to modify or remove certain provisions of the Issuer's charter and bylaws that restrict, prevent or impede direct action by the Issuer's stockholders and may prevent, delay or impede a recapitalization, restructuring or change in control of the Issuer. To preserve Moloco's ability to do so, and to meet deadlines imposed by the Issuer's bylaws for the director nominations and business for the Issuer's next annual meeting of stockholders, Moloco on July 30, 2002 delivered written notice to the Issuer nominating two persons as directors and proposing a number of changes in Issuer's charter and bylaws. Copies of Moloco's Notice of Nominations and Proposals for the Corporation's 2003 Annual Meeting of Stockholders, together with a covering letter, consents of Moloco's two nominees for designation as board nominees, and a statement of certain required disclosures concerning the nominees, are filed as Exhibit 1 hereto and are incorporated herein by reference.

Moloco may acquire additional Shares, or it may sell or dispose of some or all of the Shares, depending on a number of factors, including the outcome of discussions with the Issuer's management and members of the Issuer's board of directors, their willingness to pursue a recapitalization, restructuring and/or change in control of the Issuer, stock market conditions, conditions in the Issuer's industry, and general economic and business conditions; Moloco's evaluation of the Issuer's business, condition, results of operations, liabilities and future prospects; and additional information that Moloco may obtain concerning the Issuer. Moloco may also modify and/or withdraw the nominations and proposals described above and may continue, suspend or discontinue discussions with the Issuer's management and board of directors, in each case in Moloco's sole discretion and at any time.

A recapitalization, restructuring and/or change of control transaction may involve an extraordinary corporate transaction such as a merger or reorganization and could result in the delisting (or loss of eligibility for listing) of the Issuer's Common Stock on the Nasdaq Stock Market and the deregistration of the Issuer's Common Stock (or in Issuer's Common Stock becoming eligible for deregistration) pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.          Interest in Securities of the Issuer.

     (a) The aggregate percentage of shares of Common Stock reported owned by Moloco is based upon 26,806,000 outstanding shares of Common Stock as reported in the Issuer' press release dated July 25, 2002. As of the close of business on August 1, 2002, the beneficial ownership of Issuer Common Stock held by the persons listed in Item 2(a) above was:

Person/Entity                       Shares of Common Stock        Percentage
Moloco                              1,660,200*                       6.19%
Timothy P. Bacci                    0                                N/A
Darryl B. Chan                      0                                N/A
Vincent Vannelli                    0                                N/A
Dr. Eric A. Brewer                  0                                N/A
Scott A. Shuda                      0                                N/A
Kevin Lyons                         0                                N/A

* Includes contributed Shares previously held individually by other persons listed in Item 2(a).

     (b) Moloco's power to vote or direct the vote, or to dispose or direct the disposition of, the Shares owned by Moloco is exercised through its managers. To the extent and solely in their capacity as Managers of Moloco, Messrs. Bacci, Brewer and Chan may be deemed to have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 1,660,200 Shares of Common Stock owned by Moloco. Messrs. Vannelli, Shuda and Lyons do not have (i) the power to vote or direct the vote; (ii) shared power to vote or to direct the vote; or (iii) sole or shared power to dispose or direct the disposition of any shares of Common Stock of the Issuer.

     (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock occurring with the last sixty days involving Moloco or any of the other parties named in response to paragraph (a) above.

     (d) Except as set forth in Item 5(b) above, no person other than the persons listed in Item 2(a) above is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock held by Moloco.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Moloco, LLC is a limited liability company organized under the laws of the State of California and is governed by an operating agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by or in accounts managed by Moloco is vested in its managers, Messrs. Bacci, Brewer and Chan.

Item 7.          Material to be Filed as Exhibits.


1. Notice of Nominations and Proposals, Cover Letter, Consents to Nomination and Statement Regarding Certain Required Disclosures
2.       Letter of Credit Agreement and Revolving Credit Promissory Note


                                   SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2002                      MOLOCO LLC

                                     By:  Moloco, LLC

                                            By: /s/ Timothy P. Bacci
                                                ---------------------------
                                                Timothy P. Bacci, Manager

                                            By: /s/ Eric A. Brewer
                                                ---------------------------
                                                Eric A. Brewer, Manager
                                            By: /s/ Darryl B. Chan
                                                ---------------------------
                                                Darryl B. Chan, Manager


                                   SCHEDULE A

Transactions in the Shares during the 60 days prior to August 2, 2002:

         Shares of Common Stock             Price Per            Date of
         Acquired by Market Purchase         Share($)          Acquisition

                  15,000                       1.9900            7/09/02
                  36,500                       2.0051            7/10/02
                  46,000                       2.0154            7/11/02
                 250,000                       2.0300            7/12/02
                  15,000                       1.9000            7/18/02
                  28,000                       1.9000            7/19/02
                  50,000                       1.9100            7/22/02
                  25,000                       1.8623            7/23/02
                 110,100                       1.8964            7/24/02
                 301,000                       1.9199            7/30/02

TOTAL            876,600                       1.9549



         Shares of Common Stock              Price Per            Date of
           Acquired by Direct                  Share($)        Acquisition
         Capital Contribution

                 700,100                        2.000            7/18/02
                  83,500                        2.000            7/31/02

TOTAL            783,600                        2.000


GRAND TOTAL       1,660,200                    1.9762

                                  EXHIBIT INDEX

1. Notice of Nominations and Proposals, Cover Letter, Consent to Nomination and Statement Regarding Certain Required Disclosures

2.       Letter of Credit Agreement and Revolving Credit Promissory Note
                                      ----

EXHIBIT 1:

                       NOTICE OF NOMINATIONS AND PROPOSALS
            for the Corporation's 2003 Annual Meeting of Stockholders

     Moloco LLC, a California limited liability company, with offices at 2033 North Main Street, Suite 440, Walnut Creek, California 94596, hereby gives notice, under Section 14 of the Amended and Restated Bylaws of Vicinity Corporation ("Vicinity"), of the following director nominations and business to be brought before the stockholders at Vicinity's next annual meeting of stockholders:

(1) the nomination of two individuals to the board of directors of Vicinity; and
(2) proposals to amend or repeal certain provisions of Vicinity's Restated Certificate of Incorporation and Amended and Restated Bylaws to remove certain existing anti-takeover provisions and provide for greater stockholder democracy each as more fully described below.

     As of July 30, 2002, Moloco was the beneficial owner of 1,585,000 shares of Vicinity's common stock, par value $0.001 per share, held through an account at Bear Stearns and Company.

     Moloco is hereby nominating John H. Barnet and Seth R. Alpert for election at the Corporation's 2003 annual meeting of stockholders (i.e., the next annual meeting of the Corporation's stockholders) as Class III directors of the Corporation, to serve until the 2006 annual meeting of stockholders or such time as their successors have been duly elected and qualified. A "Statement of Required Disclosures Concerning Director Nominees" covering Messrs. Barnet and Alpert, containing all information that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required pursuant to applicable federal securities laws, including, without limitation, Regulations 14A under the Securities and Exchange Act of 1934, as amended, and Rule 14a-11 thereunder and their written consents to being named in the Corporation's proxy statement as a nominee and to serving as directors if elected is attached.

     In addition, Moloco is hereby presenting a number of proposals (summarized below) for consideration by the Corporation's stockholders at the Corporation's 2003 annual meeting of stockholders (i.e., the Corporation's next annual meeting of stockholders).

     A brief description of the business that Moloco proposes to bring before the meeting, the reasons for conducting such business at the meeting, and Moloco's material interests in the proposed business is set forth below.

I.       BRIEF DESCRIPTION OF PROPOSED DIRECTOR NOMINATIONS AND OTHER BUSINESS

                      Election of Two Class III Directors

Proposal No. 1 -- Election of Moloco nominees as Class III Directors

Proposal No. 1 provides for the election of John H. Barnet and Seth R. Alpert to serve as Class III directors until the 2006 annual meeting of stockholders.

         Amendments to Restated Certificate of Incorporation and Bylaws

Proposal No. 2(a) -- Amendment of Restated Certificate of Incorporation to Remove Board Ability to Amend Bylaws to Set Number of Directors.

Article VII of the Corporation's Restated Certificate of Incorporation grants the board of directors authority to amend the bylaws to set the number of members of the board of directors. Proposal No. 2(a) would repeal Article VII of the Restated Certificate of Incorporation. In conjunction with Proposal No. 2(b), Proposal No. 2(a) would remove the authority of the board of directors to set the number of directors and vest such authority solely with the stockholders.

Proposal No. 2(b) - Related Amendment to Bylaws to Provide that Only Stockholders May Amend Bylaws

As currently drafted, Section 1 of Article VIII of the Bylaws gives concurrent authority to the board of directors, upon a majority vote of the number of directors then in office, and the stockholders, by a vote of sixty-six and two-thirds percent of the outstanding stock of the Corporation, to rescind, alter, amend, repeal bylaws, and to make new bylaws, provided (in the case of the stockholders) that notice of the proposed amendment, modification, repeal or adoption is given in the notice of the applicable annual or special meeting. In addition, Section 1 of Article VIII of the Bylaws provides that any bylaw made or altered by the stockholders may be altered or repealed by either the board of directors or by the stockholders. As a complement to Proposal No. 2(a), Proposal No. 2(b) would delete Section 1 of Article VIII of the Bylaws to remove the ability conferred by the Bylaws on the board of directors to rescind, alter, amend, repeal bylaws and to make new bylaws and to remove certain procedural restrictions on the ability of stockholders to rescind, alter, amend, repeal, make or adopt bylaws.

Proposal No. 3 -- Modification of Provision for Filling Newly Created Directorships

Proposal No. 3 provides for the amendment of Section 4 of Article III of the Bylaws to provide that any newly created directorships may not be filled by the board of directors but only by the stockholders. The Bylaws currently provide that both vacancies and newly created directorships may be filled by a majority of the directors then in office or by a sole remaining director. Proposal No. 3 would eliminate the power of the board of directors to fill newly created directorships vacancies and vest such power exclusively in the stockholders. In particular, the amendment would delete the third sentence of Section 4 of
Article III of the Bylaws and replace it with the following:

                  "A vacancy or vacancies in the board of directors shall be deemed to exist in the case of the death, retirement, resignation or removal of any director, or if the board of directors by resolution declares vacant the office of a director who has been declared of unsound mind by an order of court or convicted of a felony. A vacancy or vacancies in the board of directors shall not be deemed to exist if the authorized number of directors shall be increased, or if the stockholders fail at any meeting of stockholders at which any director or directors are elected, to elect the full authorized number of directors to be voted for at that meeting; rather, the directorships resulting from such an increase and any such authorized but unelected directorships shall instead be treated as newly created directorships, and such newly created directorships may only be filled by a majority of the stockholders entitled to vote thereon."

Proposal No. 4(a) -- Repeal of Article VIII of the Corporation's Restated Certificate of Incorporation Creating a Classified Board of Directors

Proposal No. 4(a) would declassify the Corporation's board of directors and repeal Article VIII of the Corporation's Restated Certificate of Incorporation which classifies the board of directors into three classes, each serving three-year terms. The effect of this proposal is to declassify the board, reduce directors' terms from three years to one year and to subject all of the Corporation's directors to annual election.

Proposal No. 4(b) -- Amendment of Bylaws to Remove Classified Board Elections

Proposal No. 4(b) is related to Proposal 4(a) and provides for a complementary conforming amendment of Article III, Section 3 of the Bylaws to modify the term of office of members of the board of directors from three years to one year and to require each member of the board of directors to stand for election at each annual meeting of stockholders. In particular, the amendment would delete the text of Article III, Section 3 and replace it with the following:

                  "Directors shall be elected at the annual meeting of the stockholders. Each director shall hold office until his or her successor is elected and qualified or his or her earlier resignation or removal."

Proposal No. 5(a) -- Amendment of Restated Certificate of Incorporation to Delete Prohibition on Stockholder Action by Written Consent

Proposal No. 5(a) would repeal Article X of the Corporation's Restated Certificate of Incorporation, which provides no action shall be taken by the stockholders except at a duly convened annual or special meeting of stockholders and that stockholders may not take action by written consent. The effect of Proposal No. 5(a) and the related Proposal No. 5(b) would be to allow the Corporation's stockholders to act by written consent, without a meeting.

Proposal No. 5(b) -- Amendment of Bylaws to Delete Restrictions which Prevent Stockholder Action by Written Consent

As currently drafted, Section 10 of Article II of the Corporation's Bylaws effectively prohibits stockholders from acting by written consent in lieu of a meeting by providing the stockholders may take action only at a regular or special meeting of stockholders. Together with Proposal 5(a), Proposal No. 5(b) would expand the stockholders ability to exercise their rights by providing stockholders with the authority to act by written consent. As amended, Section 10 of Article II of the Corporation's Restated Bylaws would provide as follows:

                  "(a) Any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted."

                  "(b) Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested."

                  "(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. If the action which is consented to is such as would have required the filing of a certificate under any section of the Delaware General Corporation Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the Delaware General Corporation Law."

Proposal No. 6(a) -- Amendment of Restated Certificate of Incorporation and Bylaws to Allow Stockholders to Call Special Meetings

Proposal No. 6(a) would amend Article XI of the Corporation's Restated Certificate of Incorporation to allow special meetings of stockholders to be called by one or more stockholders who are the beneficial or record owners of an aggregate of ten percent (10%) or more of the total outstanding shares of voting stock of the Corporation. As presently in effect, Article XI of the Corporation's Restated Certificate of Incorporation provides that "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Chairman of the Board of Directors, or by a majority of the members of the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the Bylaws of the Corporation, include the power to call such meetings, but such special meetings may not be called by any other person or persons; . . . ."

As currently in effect, Article XI has the effect or preventing stockholders from calling special meetings. Proposal No. 6(a) together with Proposal No. 6(b) would restore the ability of stockholders to call special meetings. Specifically, Proposal No. 6(a) would amend and restate the first clause of the first sentence of Article XI to read in its entirety as follows:

                  "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Chairman of the Board of Directors, or by a majority of the members of the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the Bylaws of the Corporation, include the power to call such meetings, or by one or more stockholders of the Corporation who in the aggregate are the beneficial or record owners of ten percent (10%) or more of the total outstanding shares of stock of the corporation then entitled to vote, but such special meetings may not be called by any other person or persons; . . . ."

Proposal No. 6(b) -- Amendment of Restated Certificate of Incorporation and Bylaws to Allow Stockholders to Call Special Meetings

As currently drafted, Article II, Section 3 of the Corporation's Bylaws does not authorize stockholders to call special meetings of stockholders. To expand stockholders' ability to exercise their voting rights, Proposal No. 6(b) would amend Article II, Section 3 to allow a stockholder or stockholders who in the aggregate own ten percent (10%) or more of the Corporation's outstanding common stock or voting power to call special meetings of stockholders. In particular,
Section 3 of Article II would be amended to provide as follows:

                  "Special meetings of the stockholders, may be called at any time by the chairman of the board of directors, a majority of the members of the board of directors, or by one or more stockholders who in the aggregate are the beneficial or record owners of ten percent (10%) or more of the total outstanding shares of stock of the corporation then entitled to vote."

Proposal No. 7 -- Repeal of Article V and Article VI of the Corporation's Restated Certificate of Incorporation.

Proposal No. 7 would repeal in their entirety Article V of the Corporation's Restated Certificate of Incorporation, which authorizes the board of directors to adopt, repeal, alter, amend and rescind the Corporation's Bylaws, and Article VI, which requires the affirmative vote of the holders of at least sixty-six and two-thirds percent of the outstanding voting stock of the Corporation, voting together as a single class. If adopted, this proposal would give the Corporation's stockholders sole authority to adopt, repeal, alter, amend and rescind bylaws of the Corporation (and would eliminate the concurrent authority currently given to the Corporation's board of directors), and it would allow the Corporation's stockholders to adopt, repeal, alter, amend and rescind bylaws by a simple majority vote (instead of requiring a supermajority vote as currently required).

Proposal No. 8 -- Amendment to Bylaws to Restrict the Board of Directors Ability to Postpone Annual Meeting

As currently drafted, Section 2 of Article II of the Bylaws provides that annual meetings of stockholders are to be held at the date and time designated by the board of directors, and Sections 2 and the second sentence of Section 3 of
Article II of the Bylaws provide that the board of directors may postpone a previously scheduled annual or special meeting. Delaware state law provides that if there is a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months from the last annual meeting, the Court of Chancery of the State of Delaware may order a meeting be held upon application of any stockholder or director. However, this process is burdensome and costly to a stockholder wishing to avail himself, herself or itself of this statutory right or to enforce this statutory requirement. Proposal No. 8 would continue to allow the board of directors the flexibility designate the specific date and time of the annual meeting of stockholders but would require that such date be no more than 13 months from the date of the previous year's annual meeting of stockholders. Proposal No. 8 would also eliminate the board of directors' ability to postpone a previously scheduled annual or special meeting.

In particular, Proposal No. 8 would delete the second sentence of Section 3 of
Article II and would amend Section 2 of Article II to state as follows:

                  "The annual meeting of stockholders shall be held each year on a date and time designated by the board of directors, provided such date shall not be more than 395 days from the date of the previous year's annual meeting of stockholders."

Proposal No. 9 -- Amendment of Bylaws to Reduce Advanced Notice Period for Stockholder Board Nominations and Business

As currently drafted, paragraph (A)(2) of Section 14 of Article II of the Bylaws provides that for stockholders to timely nominate directors or bring other business before an annual meeting of stockholders notice must be delivered to the Corporation not less than the close of business on the 120th calendar day in advance of the first anniversary of the date of the Corporation's proxy statement for the previous year's annual meeting was released to stockholders. Although the Securities and Exchange Commission's regulations allow for up to a 120 day period, Moloco believes that 120 days is unnecessarily long and impedes stockholders' exercise of their rights. The Corporation does not need four months' advance notice to address whether a stockholder's nominations or proposals are proper and to incorporate proper nominations and proposals into the Corporation's annual proxy statement. Accordingly, Proposal No. 9 would amend the second sentence of paragraph (A)(2) of Section 14 of Article II of the Corporation's Bylaws by substituting "60th calendar day" in place of "120th calendar day".

Proposal No. 10 -- Amendment of Restated Certificate of Incorporation to Remove "Blank Check" Preferred Stock

Proposal No. 10 provides for the amendment of Article IV of the Restated Certificate of Incorporation of the Corporation to remove the provisions authorizing the Corporation to issue shares of Preferred Stock. As amended,
Article IV of the Restated Certificate of Incorporation would provide as follows:

                  "The Corporation is authorized to issue one class of stock to be designated "Common Stock." The total number of shares which the Corporation is authorized to issue is one hundred million (100,000,000) shares par value ($0.001)."

Proposal No. 11 -- Amendment of Restated Certificate of Incorporation to Delete Proviso Requiring Supermajority Vote of Stockholders for Certain Actions

A "proviso" in Article XII of the Corporation's Restated Certificate of Incorporation currently provides that no amendment, alteration, change or repeal may be made to Articles VI, VII, VIII, X, XI or XII without the affirmative vote of the holders of at least sixty-six and two-thirds percent of the outstanding voting stock of the company, voting together as a single class. This "proviso" has the effect of making it more difficult to remove anti-takeover provisions which may impede a recapitalization, change in control and restructuring of the Corporation. Proposal No. 11 would delete the "proviso" in Article XII, thereby allowing any provision of the

Corporation's Restated Certificate of Incorporation to be amended, altered, changed or repealed by simple majority vote of the Corporation's stockholders.

II.      BRIEF DESCRIPTION OF REASONS FOR CONDUCTING THE PROPOSED BUSINESS

     Moloco is making the proposals described above in order to facilitate and expand the ability to the Corporation's stockholders to effect direct corporate action, to remove certain anti-takeover provisions of the Corporation's Restated Certificate of Incorporation and Bylaws, and otherwise to facilitate the consideration, adoption and implementation of a recapitalization and change in control of the Corporation and a restructuring of its business.

III.     BRIEF DESCRIPTION OF MATERIAL INTERESTS OF MOLOCO IN THE PROPOSED
BUSINESS

     Moloco is the holder of a significant number of shares of the Corporation's common stock. The members of Moloco include a number of former directors and officers of the Corporation. Moloco and its members believe that the Corporation is currently significantly undervalued and that the best interests of the stockholders of the Corporation would be served by a recapitalization, change in control or other restructuring of the Corporation and its business. In addition to making the above proposals, all of which are designed to facilitate and expand the ability of the Corporation's stockholders to effect direct corporate action, to remove certain anti-takeover provisions of the Corporation's Restated Certificate of Incorporation and Bylaws, and to facilitate a recapitalization, change in control and/or other restructuring of the Corporation and its business, Moloco intends to discuss its interest in the Corporation with the management of the Corporation. Based on the results of these conversations, Moloco may increase or decrease its holdings in the Corporation and/or propose a structure for recapitalizing the Corporation.

                                   MOLOCO, LLC
                        2033 North Main Street, Suite 440
                             Walnut Creek, CA 94596



July 30, 2002



Maury Austin
Secretary
Vicinity Corporation
370 San Aleso Avenue
Sunnyvale, California 94085

Dear Maury:

As I mentioned in my meeting with Chuck Berger this morning, Moloco, LLC is submitting the attached materials to your attention as required by Vicinity's Bylaws. Under the current Bylaws, any nominations and proposals for business to be conducted at the next annual meeting of stockholders must be submitted by the close of business on July 31, 2002.

While we felt it necessary to deliver these proposals to comply with the notice requirement, it is our desire to work with the management and board of directors of Vicinity amicably and expeditiously to fashion a recapitalization transaction that will deliver significant near term value to Vicinity's stockholders. Accordingly, we reserve the right to withdraw the attached nominations and proposals.

We look forward to working with you in the very near future.

Sincerely,

Tim Bacci
Moloco, LLC


cc:  Chuck Berger

                    CONSENT FOR DESIGNATION AS BOARD NOMINEE


I hereby consent to be designated as a nominee for election as a Director of Vicinity Corporation (the "Company") at the Company's next Annual Meeting of Stockholders (the "Annual Meeting"), to be listed as a nominee in a proxy statement and form of proxy sent to stockholders in connection with the Annual Meeting and to serve as a Director of the Company, if elected, until appointment of my successor or my earlier resignation or removal.



                                                     By: /s/John H. Barnet

                                                     Name:    John H. Barnet

                                                     Date:    July 30, 2002

                    CONSENT FOR DESIGNATION AS BOARD NOMINEE


I hereby consent to be designated as a nominee for election as a Director of Vicinity Corporation (the "Company") at the Company's next Annual Meeting of Stockholders (the "Annual Meeting"), to be listed as a nominee in a proxy statement and form of proxy sent to stockholders in connection with the Annual Meeting and to serve as a Director of the Company, if elected, until appointment of my successor or my earlier resignation or removal.



                                                     By: /s/ Seth R. Alpert

                                                     Name:    Seth R. Alpert

                                                     Date:    July 30, 2002

         Statement of Required Disclosures Concerning Director Nominees


John H. Barnet

Business address:  101 Metro Drive, 3rd Floor, San Jose, CA 95110
Biography:

John H. Barnet, age 67, has served as Vice President of Finance and Administration and Chief Financial Officer of LogicVision Inc., a software and intellectual property company for the semiconductor test industry, since September 1999, after having served as a financial consultant since January 1999. From 1996 to 1998, Mr. Barnet was Vice President of Finance and Administrations, and Chief Financial Officer of ESS Technology, Inc., a fabless semiconductor company. From 1992 to 1996, Mr. Barnet served as Executive Vice President, Finance and Chief Financial Officer for Trimble Navigation, Ltd., a manufacturer of global positioning satellite instruments. Prior to 1992, he held Vice President of Finance and Chief Financial Officer positions with Centex Telemanagement, Inc., Philips-Signetics Corporation, Teledyne Semiconductor and Acurex Corporation. Mr. Barnet received a BS in industrial engineering from Stanford University in 1957 and an MBA from Columbia University in 1961.


Seth R. Alpert

Business address: AdMedia Partners, Inc., 444 Madison Ave, New York, New York 10022
Biography:

Seth R. Alpert, age 55, has over 20 years' experience in the media and computer industries. Since January 1999 Mr. Alpert has served as Managing Director of AdMedia Partners, Inc., an investment banking firm where he is the partner responsible for technology related businesses. Between January 1994 and December 1998 Mr. Alpert acted as an independent consultant in the areas of strategic planning, product development, marketing and general management for electronic information businesses. His clients have included CMP Publications, McGraw-Hill, Thomas Publishing Company, The Times Mirror Company and Value Line. Between 1983 and 1994 Mr. Alpert was an officer of Ziff Communications where he held a series of senior editorial and management positions. At Ziff, he served as editor-in-chief of Computers & Electronics magazine and president of Data Decisions, a publisher of loose-leaf reference services for computer professionals. Following the sale of Data Decisions to McGraw-Hill's Datapro Research in 1985, Mr. Alpert was appointed vice president, development for Ziff with responsibility for acquisitions and business development. Thereafter, he went on to establish and develop the ZiffNet online service, and to conceive, develop and manage Ziff's Computer Library CD-ROM publishing division. Mr. Alpert received a BA in mathematics magna cum laude from the University of California at Berkeley, and an MA and PhD in mathematics from Columbia University.


To the knowledge of Moloco, neither of the Moloco nominees is employed by the Company.

To the knowledge of Moloco, neither of the Moloco nominees and, with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the Moloco nominees (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company,
(vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company's last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

To the knowledge of Moloco, neither of the Moloco nominees nor any associates of the Moloco nominees, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company's last fiscal year.

To the knowledge of Moloco, neither of the Moloco nominees, since the beginning of the Company's last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company's current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company's or such entity's consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company's last full fiscal year in an aggregate amount exceeding five percent of the Company's total consolidated assets at the end of such year.

To the knowledge of Moloco, neither of the Moloco nominees is or during the Company's last fiscal year has been affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company. To the knowledge of Moloco, none of the corporations or organizations in which the Moloco nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and the Moloco nominees do not hold any position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing proxy solicitations.

The Company's "last fiscal year" means the fiscal year ended June 30, 2002. The Company's "current fiscal year" means the fiscal year ending June 30, 2003.

EXHIBIT 2:

                           LETTER OF CREDIT AGREEMENT


                                  July 28, 2002

MoLoCo, LLC 2033 North Main St.
Suite 440
Walnut Creek, CA 94596

Ladies and Gentlemen:

The undersigned (the "Lender"), hereby agrees to provide a line of credit to MoLoCo, LLC, a California limited liability company (the "Borrower"), for the making of extensions of credit subject to the terms and conditions hereof.

The credit facilities contemplated hereby for the account of Borrower shall not at any time exceed an aggregate amount of $2,000,000 (except to the extent that such excess shall be caused by the accrual of interest). Each extension of credit made hereunder shall mature, terminate and be payable in accordance with the terms hereof, but in any event no later than the Termination Date.

Borrower shall use the amount of any loans made hereunder exclusively for purposes of acquiring additional Target Shares (as such term is defined within the Operating Agreement) or for expenses directly relating thereto.

Borrower shall repay each loan made hereunder on or before the Termination Date and shall pay interest on the outstanding principal amount of each loan extended hereunder from the date of the extension of such loan until the scheduled repayment in full of the principal amount of such loan at a rate per annum equal to 7%. All interest and fees payable hereunder shall be computed on the basis of the actual number of days elapsed over a year of 360 days. If any payment hereunder falls due on a day which is not a Business Day, the date of payment shall be the immediately succeeding Business Day, and such extension of time shall be included in the computation of interest.

Borrower represents and warrants that (i) it is a limited liability company duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization, and possesses all power and authority, has obtained all governmental authorizations and made all filing or registrations with appropriate authorities and taken all necessary corporate action to authorize the execution and delivery each of the Transaction Documents by it and the performance by it of its obligations under the Transaction Documents and the transactions and agreements contemplated hereby, and all such authorizations, filing or registrations are binding and in full force and effect; (ii) each of the Transaction Documents constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms; (iii) it is not in default under any agreement to which it is a party and is in compliance with all governmental laws and regulations and its execution, delivery, and performance of its obligations under each of the Transaction Documents do not and will not contravene any provision of its organizational documents, or any applicable law or regulation, or result in a default under any agreement to which it is a party or by which any of its assets or properties are bound or cause any encumbrance to arise over any of its assets; (iv) there are no pending or threatened actions or proceedings against Borrower or any of its subsidiaries before any court, governmental agency or arbitrator that purport to affect the validity or enforceability of any of the Transaction Documents that are likely to have a materially adverse effect upon the business, operations, property, condition (financial or otherwise) or prospects of Borrower or any of its subsidiaries, and (v) it is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

If any of the following events occur (each an "Event of Default"):

         (a) Borrower shall fail to pay any principal, reimbursement obligation, settlement amount, interest or any other amount when due and payable hereunder; (b) any representation or warranty made by Borrower in or pursuant to any of the Transaction Documents proves to have been incorrect in any material respect; (c) Borrower shall default in the observance or performance of any agreement contained in any of the Transaction Documents; (d) any proceeding shall be instituted by or against Borrower seeking to adjudicate it bankrupt or insolvent or subject to other liquidation or proceedings or Borrower is adjudicated or found bankrupt or insolvent or any order is made by an competent court or resolution passed by Borrower for its winding up or dissolution or for the appointment of a liquidator or Borrower shall generally not pay its debts as they become due; (e) any judgment for the payment of money in an amount which is materially adverse to Borrower shall be rendered against Borrower; or (f) Borrower shall fail to perform any of its obligations for the payment of any indebtedness when due (whether at scheduled maturity or upon acceleration, demand or otherwise);

then, Lender shall be entitled without prejudice to any other rights at any time after the happening of any such event by written notice to Borrower to declare all principal, interest and other amounts owing under the Transaction Documents, contingent or otherwise to be immediately due and payable; provided, however, that in the event of the occurrence of any event described in subsection (d), automatically all such amounts owing under each of the Transaction Documents, contingent or otherwise, shall immediately become due and payable.

No failure or delay by Lender to exercise any right or remedy under any Transaction Document shall operate as a waiver thereof, nor shall the exercise of any single or partial right or remedy preclude any other or further exercise of the same or any other right or remedy. In the event that any provision of any Transaction Document shall prove to be invalid or unenforceable, such provision shall be deemed to be severable from the other provisions of such Transaction Document which shall remain binding on the parties hereto. Any

Transaction Document may not be modified except by an agreement in writing and signed by Lender and Borrower. If Borrower shall default in the payment of any amount due to Lender, Lender shall have the right to set-off and apply any amount owing by Lender to Borrower. This Letter of Credit Agreement (together with the other Transaction Documents) constitutes the entire agreement and understanding between Borrower and Lender and supersedes any and all prior agreements and understandings, oral or written, relating to the subject matter hereof. Each of the Transaction Documents shall be binding upon and inure to the benefit of Borrower and Lender and all future holders and their respective successors and assigns, except that Borrower may not assign, transfer or delegate any of its rights or obligations hereunder without prior written consent of Lender and Lender may take any of such actions without the prior written consent of Borrower.

Each of the parties hereto hereby irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to any of the transaction documents. This Letter of Credit Agreement shall by governed by, and construed in accordance with, the law of the State of California. Borrower and Lender each hereby irrevocably submits to the non-exclusive jurisdiction of any California State or Federal court sitting in Contra Costa county over any dispute relating to any of the Transaction Documents. In the event any claim or action is brought regarding the Letter of Credit the prevailing party shall be entitled to its reasonable costs and attorneys fees.

"Business Day" shall mean any day other than a Saturday, Sunday, or any day which shall be in San Francisco a legal holiday or a day on which banking institutions are authorized by law to close.

"Operating Agreement" shall mean the Operating Agreement for Moloco, LLC dated as of July 18, 2002, as such Agreement may from time to time be amended.

"Termination Date" shall mean the first to occur of (a) a distribution of the type contemplated under Section 6.2(a) of the Operating Agreement, (b) the one year anniversary of this Letter of Credit Agreement (c) and Event of Default (as defined above).

"Transaction Documents" shall mean the collective reference to this Letter of Credit Agreement and the Promissory Note.


If the foregoing is acceptable, indicate your agreement with the terms hereof by signing the original hereof and returning it to the undersigned no later than five days from the date hereof.

                                                     --------------------------
                                                     ERIC BREWER


Agreed and Accepted as of the
date first written above:

MOLOCO, LLC



By:
     -------------------------------
       Name:
       Title:

                                                                      EXHIBIT A



                        REVOLVING CREDIT PROMISSORY NOTE

$2,000,000                                              Walnut Creek, California
                                                                   July 28, 2002


     FOR VALUE RECEIVED, the undersigned, MoLoCo, LLC, a California limited liability company (the "Borrower"), hereby unconditionally promises to pay on the Termination Date (as defined in the Letter of Credit Agreement hereinafter referred to (as amended, modified or otherwise supplemented from time to time, the "Letter of Credit Agreement")) to the order of Eric Brewer (the "Lender"), in lawful money of the United States of America and in immediately available funds, the principal amount of (a) TWO MILLION DOLLARS ($2,000,000), or, if less
(b) the aggregate unpaid principal amount of all loans made by Lender to Borrower pursuant to the Letter of Credit Agreement. Borrower further agrees to pay interest on the unpaid principal amount outstanding hereunder from time to time from the date hereof in like money at the rates and on the dates specified in the Letter of Credit Agreement.

     The holder of this Promissory Note is authorized to endorse on the schedule attached hereto and made a part hereof (the "Grid") the date, and amount of each loan and also the amount of payments made with respect thereto, which endorsement shall constitute prima facie evidence of the accuracy of the information endorsed; provided, however that the failure to make any such endorsement shall not affect the obligations of Borrower in respect of such loan(s).

     This Promissory Note is the Promissory Note referred to in the Letter of Credit Agreement dated as of July 28, 2002 between Lender and Borrower and is entitled to the benefits thereof.

     Borrower may prepay all or any portion of the principal amount of this Promissory Note, together with interest accrued with respect to such principal, without penalty or premium, with prior written notice to Lender. Immediately upon any prepayment, the Grid shall be updated to reflect such prepayment; provided, however that the failure to make the necessary updates (or the endorsements) shall not affect the obligations of Borrower hereunder.

     Upon the occurrence of any one or more of the Events of Default specified in the Letter of Credit Agreement, all amounts remaining unpaid on this Promissory Note shall become, or may be declared to be, immediately due and payable, all as provided therein. In the event any claim or action is brought regarding the Promissory Note, the prevailing party shall be entitled to its reasonable costs and attorneys fees.

     All parties now and hereafter  liable with respect to this Promissory Note,
whether  maker,  surety,   guarantor,   endorser  or  otherwise,   hereby  waive
presentment, demand, protest and all other notices of any kind.

     Terms defined in the Letter of Credit Agreement are used herein with their defined meanings unless otherwise defined herein. This Promissory Note shall be governed by, and construed and interpreted in accordance with, the laws of the State of California.

                                   MOLOCO, LLC


                                                   By:______________________
                                                         Name:
                                                         Title:


---------------------------------------------------------------------------------------------------------------------
    Date      Amount of loan  Pre-payment     Interest      Amount of        Balance of         Notation Made By:
                                  Date          Paid     Principal Paid   Principal Unpaid
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